Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated November 14, 2018 - Neovasc Announces Third Quarter 2018 Financial Results

DOCUMENT 1

Neovasc Announces Third Quarter 2018 Financial Results

NASDAQ, TSX: NVCN

  FDA has granted Breakthrough Device designation to the Neovasc Reducer™ (the "Reducer") for the treatment of refractory angina
  Reducer implanted in 100th patient in Germany
  Tiara™ (the "Tiara") featured in live case at the 32nd Annual European Association for Cardio-Thoracic Surgery (EACTS) Meeting in Milan
  Peer-reviewed article on Tiara cases published in Circulation: Cardiovascular Interventions
  Regained compliance with the Nasdaq minimum bid price rule

VANCOUVER, Nov. 14, 2018 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today reported financial results for the third quarter ended September 30, 2018.

"In the first nine months of 2018, we successfully managed several critical corporate events and achieved many significant therapy development milestones for both of our product platforms. As a result, the Company is now on a stronger foundation from which to continue advancing our product development, clinical and commercial programs for the Reducer and Tiara," said Fred Colen, President and Chief Executive Officer of Neovasc. "While there are still challenges to overcome, we have developed a clear value creation strategy for the Company's patients, employees, and investors alike.  This will be achieved through our team's proven ability to deliver on the well-defined critical future milestones we have established for our two product platforms, the Tiara and the Reducer."

Mr. Colen continued, "The Tiara clinical outcome data, which we have been regularly reporting on, is increasingly generating positive attention as a leading option for minimally invasive mitral valve replacement for patients suffering from severe mitral regurgitation. This growing collection of robust clinical data also includes the publication of a peer-reviewed article in the Cardiovascular Interventions journal, a live case demonstration at the 32nd Annual European Association for Cardio-Thoracic Surgery meeting, and presentations of new clinical data at several scientific conferences. We believe that our ongoing efforts to build awareness of the Tiara and its benefits for patients with severe mitral regurgitation in the clinical community will help drive increased enrollment for our TIARA-II study in Europe."

"Positive momentum for the therapy development and commercialization activities of the Reducer in Europe continues to build, with sales in the third quarter of 2018 increasing by 44% year-over-year and increasing by 45% for the first nine months of 2018 over the same period in 2017. The Company has launched a couple of pilot programs in Germany for the required Reducer therapy development with referring physicians together with a professional therapy development organization, to quickly learn more about these therapy development challenges and opportunities," concluded Mr. Colen.

The Tiara Mitral Valve

To date, 63 patients have been treated with Tiara in the TIARA-I early feasibility clinical study, in compassionate use cases and in our European TIARA-II CE Mark clinical study ("TIARA-II"). The 30-day survival rate for the 63 patients treated with the Tiara (i.e. those treated more than 30 days ago) is 53/59 or 90% with one patient now over four years post implant and five patients over two years post implant. The Tiara has been successfully implanted in both functional and degenerative mitral regurgitation patients, as well as in patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

To date, 22 patients have been treated under compassionate use, 21 patients in the TIARA-I clinical study and 20 patients in the TIARA-II clinical study. The 30 day survival rate for patients who reached the 30 day time point, is 90% overall and is 94% in the TIARA II study. On October 20th, the Tiara was featured in a "live case" at the 32nd Annual European Association for Cardio-Thoracic Surgery Meeting in Milan. The successful procedure was performed by Dr. Lenard Conradi and Dr. Ulrich Schaefer of University Medical Center Hamburg-Eppendorf in Hamburg, Germany and then broadcasted to a large audience at the conference. In approximately 14 minutes, for the delivery system/heart interaction, the doctors were able to implant the Tiara device and completely resolve the patient's severe mitral regurgitation, without any procedural complications.

The November issue of Cardiovascular Interventions included a peer-reviewed article reporting on cases of transcatheter mitral valve replacement using the Tiara valve in patients with previous aortic valve replacement. These patients were considered extremely high-risk due to their severe mitral regurgitation and previous surgical aortic valve prosthesis, but the article describes great short-term outcomes. The surgery had a success rate of 100% with no death or major complications and, immediately following implantation, the patients' mitral regurgitation was eliminated. This publication supports Tiara as a technically feasible and safe option for these high-risk patients. In addition, the editor of the Journal stated in editorial comments, that: "The investigators, are taking the field of TMVR to the next level where both prosthetic aortic valves and transcatheter mitral prosthesis coexist, and should be congratulated for their contribution."

Enrollment of patients in the European TIARA-II clinical study continues. All factors influencing enrollment have been reviewed and as a result the Company implemented an easy-to-use, local pre-screening tool for physicians and clinical sites, increased the number of fully qualified proctoring physicians, now with two fully qualified European physicians as proctors available, and the Company increased its field clinical engineering support in Europe, most recently adding two very experienced field clinical/market development personnel in Germany.

Most importantly, the Company keeps working with its currently qualified clinical sites and adding new clinical sites and we are pleased to see much interest from new potential clinical sites. Neovasc currently has 13 active and qualified TIARA-II clinical study sites and five more in the qualification/approval phase. Furthermore, the Company is currently reviewing up to three additional clinical sites for the qualification initiation process, in order to bring the total amount of clinical sites in the TIARA-II study to 20 sites, which is the maximum approved number of sites overall. As a result of all of these actions, the Company believes it will be able to increase enrollment in the TIARA-II clinical study.

Concept development activities for the transfemoral, trans-septal Tiara version also continued with steady progress on the Tiara valve modifications, enabling a smaller profile delivery system and treatment of a larger patient population with severe mitral valve regurgitation. Trans-septal delivery system design concept trade-off engineering work also continued. Neovasc is planning to finalize the trans-septal Tiara system design concept during the first quarter of 2019.

The Reducer
The Company is encouraged by the ramping of market interest in the Reducer. In May 2018, at the Euro PCR Conference in Paris, the Reducer was showcased during a dedicated symposium hosted by Dr. Stefan Verheye and Dr. Shmuel Banai. The symposium included presentations from physicians on their clinical experience with Reducer, discussions about potential additional applications for Reducer, and a cost/benefit analysis of Reducer utilizations for healthcare systems.

The commercial progress for the Reducer in Europe and the Middle East in the first nine months of 2018 was encouraging with a 45% increase in revenue compared to the same time period of 2017. More than 20 clinics in Germany have completed the reimbursement negotiations with the German health insurance companies and have now established a satisfactory overall reimbursement amount for the Reducer procedure, while others are either in the negotiation process or will negotiate later this year, per pre-set negotiation cycles. One of the drivers behind this success is the NUB 1 status for new therapies in Germany, which the Reducer received at the end of January 2018.

In October 2018, the Company announced that the U.S. Food and Drug Administration (the "FDA") has granted "Breakthrough Device Designation" for the Reducer.  The FDA grants this designation in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases. The Company is working closely with FDA through this process.

In July 2018, the Company announced that the first U.S. patient has been implanted with a Reducer for the treatment of refractory angina. The Compassionate Use case was conducted by Dr. Gerald Koenig, along with Dr. Ryan Gindi and colleagues, of the Division of Cardiology at Henry Ford Hospital in Detroit, Michigan. The Company recently announced that the patient was no longer experiencing the very debilitating symptoms of severe refractory angina, as reported by the physicians at the 12-week follow-up appointment.

Results for the three months ended September 30, 2018 and 2017

Revenues
Revenues decreased 65% to $480,540 for the three months ended September 30, 2018, compared to revenues of $1,374,893 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

Sales of the Reducer for the three months ended September 30, 2018 were $480,540 compared to $334,208 for the same period in 2017, representing an increase of 44%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold
The cost of goods sold for the three months ended September 30, 2018 was $96,743 compared to $659,686 for the same period in 2017. The overall gross margin for the three months ended September 30, 2018 was 80%, compared to 52% gross margin for the same period in 2017.  The gross margin now reflects the gross margin on the Reducer product only, whereas the comparable period included contract manufacturing and consulting services.

Expenses
Total expenses for the three months ended September 30, 2018 were $8,654,600, compared to $6,540,734 for the same period in 2017, representing an increase of $2,113,866 or 32%.  The increase in total expenses for the three months ended September 30, 2018 compared to the same period in 2017 can be substantially explained by a $3,096,655 increase in general and administrative expenses due to a $1,406,822 increase in stock based compensation, as incentive grants were made during the third quarter of 2018 and a $1,000,000 charge for collaboration and settlement expenses (see "Contingencies" in the Management's Discussion and Analysis for the quarter ended September 30, 2018) offset by a $931,945 decrease in product development and clinical trial expenses as we continue to preserve cash resources.

Selling expenses for the three months ended September 30, 2018 were $202,947, compared to $253,791 for the same period in 2017, representing a decrease of $50,844, or 20%. The decrease in selling expenses for the three months ended September 30, 2018 compared to the same period in 2017 reflects a decrease in costs incurred for commercialization activities related to the Reducer as we have reduced our attendance at conferences during the quarter.  The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the three months ended September 30, 2018 were $4,960,957, compared to $1,864,302 for the same period in 2017, representing an increase of $3,096,655 or 166%.  The increase in general and administrative expenses for the three months ended September 30, 2018 compared to the same period in 2017 can be substantially explained by a $1,406,822 increase in share-based payments (as the option awards in 2018 were higher in quantity and value than in 2017), a $1,000,000 increase in collaboration and settlement expenses, and a $892,535 increase in other expense offset by a $471,993 decrease in litigation expenses (as there are fewer ongoing litigation matters).

Product development and clinical trial expenses for the three months ended September 30, 2018 were $3,490,696 compared to $4,422,641 for the same period in 2017, representing a decrease of $931,945 or 21%. The decrease in product development and clinical trial expenses for the three months ended September 30, 2018 was the result of a $294,331 decrease in employee expenses due to restructuring of the Company and a $481,747 decrease in other expenses, as the Company continues to control costs.

The Company's expenses are subject to inflation and cost increases.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss
The other loss for the three months ended September 30, 2018 was $4,932,151 compared to other income of $1,473,493 for the same period in 2017, an adverse change of $6,405,644.  The increase in the other loss can be substantially explained by the accounting treatment of the 2017 Financings (as defined below) resulting in charges of $5,026,218 in the quarter and a $1,550,719 net reduction in foreign exchange gains received in the same quarter last year.

Losses
The operating losses and comprehensive losses for the nine months ended September 30, 2018 were $118,283,093 and $118,515,403 respectively, or $10.46 basic and diluted loss per share, as compared with losses of $17,882,255 and $19,832,651, respectively, or $22.68 basic and diluted loss per share, for the same period in 2017.

The $98,682,752 increase in the comprehensive loss incurred for the nine months ended September 30, 2018 compared to the same period in 2017 can be substantially explained by the accounting treatment of the 2017 Financings (as defined below) resulting in charges of $97,599,557 and a $2,277,278 increase in general and administrative expenses (including a $754,640 increase in stock based compensation, as incentive grants were made during the third quarter of 2018 and a $1,000,000 charge for collaboration and settlement expenses).

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings.  As at September 30, 2018 the Company had cash and cash equivalents of $14,487,483 compared to cash and cash equivalents of $17,507,157 as at December 31, 2017.  The Company will require significant additional financing in order to continue to operate its business.  Given the current nature of the Company's capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

The Company is in a positive working capital position of $12,259,606, with current assets of $15,972,965 and current liabilities of $3,713,359.  However, of the current liabilities, only $2,739,433 are cash liabilities, the liability for the convertible Notes and the derivative liability from the 2017 Financings are accounting entries to account for the value of the instruments issued in the 2017 Financings (as defined below).  The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

Cash used in operating activities for the nine months ended September 30, 2018, was $16,822,109, compared to $14,242,747 for the same period in 2017.  For the nine months ended September 30, 2018, operating expenses were $17,729,515, compared to $14,627,842 for the same period in 2017, an increase of $3,101,673 that can be explained by a $1,000,000 charge for collaboration and settlement expenses in 2018 (see 'Contingencies' in the Management's Discussion and Analysis for the quarter ended September 30, 2018) and a $867,402 reduction in gross profit as the Company ended its contract manufacturing and consulting services at the end of 2017.  Net cash provided from the net change in non-cash working capital items for the nine months ended September 30, 2018 was $938,010, compared to a net cash outflow of $462,544 in the same period in 2017.  The increase in net cash inflow can be attributed to a change in the balance sheet structure as the Company closed its consulting services and contract manufacturing businesses.

Net cash received from investing activities for the nine months ended September 30, 2018 was $715,848 compared to net cash applied to investing activities of $767,372 for the same period in 2017, primarily due to the receipt of proceeds from the sale of assets of $865,610, and a $282,214 decrease in purchase of property, plant and equipment, as there is still a requirement to preserve cash resources in 2018.

Outstanding Share Data
As at November 12, 2018, the Company had 24,978,892 common voting shares issued and outstanding. Further, the following securities are convertible into Common Shares: 2,801,137 stock options with a weighted average price of $2.10, 58,381,846 warrants and $17,510,000 principal amount of Notes, which could convert into 7,663,953 Common Shares (not taking into account the alternate conversion price mechanism). Our fully diluted share capital as of the same date is 34,546,872. Our fully diluted share capital, adjusted on the assumption that all the issuable Series B Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the alternate conversion price at the closing price on November 12, 2018 is 37,717,535.

Nasdaq Listing
On October 9, 2018, Neovasc received notice from the Nasdaq Hearings Panel that the Company regained compliance with the minimum bid price requirement for the Company's continued listing on the Nasdaq Capital Market. Accordingly, Neovasc is in compliance with all applicable Nasdaq listing standards and the Company considers this matter closed.

For description of the terms of the securities issued pursuant to the 2017 Financings, see the forms of warrants and note previously filed on SEDAR and with the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date caused by such exercises and conversions, and the potential dilution in the future due to such exercises and conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2017 Annual Report on Form 20-F, Management's Discussion and Analysis and Consolidated Financial Statements and related notes are posted on the Company's website at www.neovasc.com and were filed on SEDAR and with the SEC. In addition to the summary contained herein, readers are encouraged to review the full disclosure in these documents.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results. To participate in the conference call, please dial 855-283-1097 (domestic) or 323-794-2575 (international) and use passcode 7885315#.

A recording of the call will be available until November 28, 2018 by calling 844-512-2921 (domestic) or 412-317-6671 (international) and using passcode 7885315#. A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States , Canada and Europe . For more information, visit: www.neovasc.com.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's strategy and expectations regarding delivering on future milestones for both product platforms, beliefs as to the ability to increase enrollment for our TIARA-II study in Europe, plans to finalize the trans-septal Tiara system design concept during Q1, 2019, future reimbursement negotiations with German health insurance companies for the Reducer and the growth of the cardiovascular marketplace. Words and phrases such as "believes", "may", "can", "could", "scheduled" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended September 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars) (Unaudited)

	September 30, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	$14,487,483	$17,507,157
Accounts receivable	802,368	1,334,923
Inventory	190,182	398,556
Prepaid expenses and other assets	492,932	802,366
Total current assets	15,972,965	20,043,002

Non-current assets
Restricted cash	464,306	478,260
Property, plant and equipment	940,283	1,685,181
Total non-current assets	1,404,589	2,163,441

Total assets	$17,377,554	$22,206,443

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,739,433	$1,844,955
Convertible Note	645,943	4,261,597
Derivative liability from financing	327,983	19,997,345
Total current liabilities	3,713,359	26,103,897

Non-Current Liabilities
Convertible Note	27,867,007	15,745,962
Derivative liability from financing	489,239	16,831,685
Total non-current liabilities	28,356,246	32,577,647

Total liabilities	$32,069,605	$58,681,544

Equity
Share capital	$310,317,605	$171,803,816
Contributed surplus	24,841,510	23,056,846
Accumulated other comprehensive loss	(6,875,746)	(6,643,436)
Deficit	(342,975,420)	(224,692,327)
Total equity	(14,692,051)	(36,475,101)

Total liabilities and equity	$17,377,554	$22,206,443

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30,
(Expressed in U.S. dollars) (Unaudited)
	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

REVENUE
Reducer	$480,540	$334,208	$1,225,709	$842,528
Contract manufacturing and consulting services	-	1,040,685	-	3,318,861
	480,540	1,374,893	1,225,709	4,161,389

COST OF GOODS SOLD	96,743	659,686	272,739	2,341,017
GROSS PROFIT	383,797	715,207	952,970	1,820,372

EXPENSES
Selling expenses	202,947	253,791	738,423	665,341
General and administrative expenses	4,960,957	1,864,302	9,643,512	7,366,234
Product development and clinical trials expenses	3,490,696	4,422,641	11,348,342	13,726,944
	8,654,600	6,540,734	21,730,277	21,758,519

OPERATING LOSS	(8,270,803)	(5,825,527)	(20,777,307)	(19,938,147)

OTHER (EXPENSE)/INCOME
Interest income	93,313	138,613	147,450	355,837
Gain on sale of assets	-	-	238,907	-
Gain/(loss) on foreign exchange	754	(8,951,113)	(114,532)	(5,661,951)
Unrealized loss on derivative liability and
convertible note	(4,536,268)	-	(8,270,500)	-
Realized gain/(loss) on exercise of warrants	887,580	-	(43,127,218)	-
Amortization of deferred loss	(1,377,530)	-	(46,201,839)	-
Interest on damages provision	-	(216,593)	-	(642,716)
Unrealized gain on damages provision	-	10,502,586	-	8,463,548
	(4,932,151)	1,473,493	(97,327,732)	2,514,718
LOSS BEFORE TAX	(13,202,954)	(4,352,034)	(118,105,039)	(17,423,429)

Tax expense	(54,000)	(343,926)	(178,054)	(458,826)
LOSS FOR THE PERIOD	$(13,256,954)	$(4,695,960)	$(118,283,093)	$(17,882,255)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Exchange difference on translation	-	9,390,710	-	6,513,152
Unrealized gain on damages provision	-	(10,502,586)	-	(8,463,548)
Fair market value changes in convertible note due to changes in own credit risk	346,327	-	(232,310)	-
	346,327	(1,111,876)	(232,310)	(1,950,396)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD	$(12,910,627)	$(5,807,836)	$(118,515,403)	$(19,832,651)

LOSS PER SHARE
Basic and diluted loss per share	$(0.70)	$(5.95)	$(10.46)	$(22.68)

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-third-quarter-2018-financial-results-300750271.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2018/14/c3061.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:00e 14-NOV-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	November 14, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer